Exhibit 1.1

NOTICE OF MUNKSJÖ’S EXTRAORDINARY GENERAL MEETING

Notice is given to the shareholders of Munksjö Oyj (the “Company” or “Munksjö”) to the Extraordinary General Meeting to be held on Wednesday, 11 January 2017 at 1:00 p.m. (EET) in the Helsinki Hall of the Finlandia Hall, Mannerheimintie 13 e, Helsinki, Finland (entrance M3 from Mannerheimintie and K3 from the Karamzininranta -street). The reception of persons who have registered for the meeting and the distribution of voting tickets will commence at 12:00 noon (EET). Registration for the meeting is requested to be made no later than 12:45 p.m. (EET).

A.	Matters on the agenda of the Extraordinary General Meeting

At the Extraordinary General Meeting the following matters will be considered:

1	Opening of the meeting

2	Calling the meeting to order

3	Election of persons to scrutinize the minutes and to supervise the counting of votes

4	Recording the legality of the meeting

5	Recording the attendance at the meeting and adoption of the list of votes

6	Resolutions relating to the Combination

Munksjö announced on 7 November 2016 the combination of Munksjö’s and Ahlstrom Corporation’s (“Ahlstrom”) business operations through a statutory absorption merger of Ahlstrom into Munksjö pursuant to the Finnish Companies Act (624/2006, as amended) (the “Companies Act”). As a result of the merger, all assets and liabilities of Ahlstrom will be transferred without a liquidation procedure to Munksjö, and Ahlstrom will be dissolved (the “Combination”). The shareholders of Ahlstrom will receive new shares in Munksjö as merger consideration in proportion to their existing shareholdings.

The purpose of the Combination is to create a global leader in sustainable and innovative fiber-based solutions, with leading global positions in the main product areas decor, filtration and release liners. The combined company will be better positioned to serve customers and will have a strengthened position in the value chain through increased size. Through the Combination, a strong and well-established platform will be created with multiple growth opportunities through a broadened customer base, a widened geographical footprint and expanded product and service offerings. Together, the companies will be able to serve a broad range of end-market segments with complementary product and service offerings, which creates potential for innovation within new customer-focused solutions. The two companies have complementary geographical footprints, as Munksjö has strong market positions in Europe and South America and Ahlstrom has strong market positions in Europe, North America and Asia, which opens up new geographical growth opportunities through coordination of the product portfolios and distribution and logistics networks. The combined company will have a more diversified revenue and earnings base through this wider geographic footprint and broader product offering and is expected to have a strong financial position and cash flow to support the combined company’s strategic growth ambitions. The increased size and strengthened capital base also gives potential for increased financing options and lower cost of debt. Furthermore, the Combination offers employees enhanced career opportunities, supporting the combined company’s ability to attract and retain top talent. The Combination is expected to create significant value for the stakeholders in the combined company through synergies resulting from the coordination of the operations of the two companies.

In order to complete the Combination, the Board of Directors of Munksjö proposes that the Extraordinary General Meeting would (i) resolve on the statutory absorption merger of Ahlstrom into Munksjö, including the approval of the merger plan and the amended Articles of Association of Munksjö in the form appended to the merger plan, (ii) authorise the Board of Directors of Munksjö to resolve on the payment of funds from the Company’s reserve for invested unrestricted equity as a return of equity in the total amount of maximum EUR 0.45 per each outstanding share in the Company (representing a maximum total amount of approximately EUR 22,842,711 after excluding the treasury shares held by the Company) to the shareholders of Munksjö prior to the completion of the Combination and, further, after consultation with the Shareholders’ Nomination Boards of Munksjö and Ahlstrom, that the Extraordinary General Meeting would (iii) resolve on the number, remuneration and election of the members of the Board of Directors of Munksjö, all as further set out below.

Existing shareholders of Munksjö representing in the aggregate approximately 39.6 percent of all the shares and votes in the Company have undertaken that they will attend the Extraordinary General Meeting and vote for the proposals of the Board of Directors.

The following proposals of the Board of Directors of Munksjö form an entirety that requires the adoption of all its individual items by a single resolution.

The proposed changes to the Articles of Association of Munksjö, the number of members of the Board of Directors of Munksjö, the composition of the Board of Directors of Munksjö and the remuneration of the Board of Directors of Munksjö will become effective upon the registration of the execution of the merger.

6 a)	Resolution on the merger

For the purpose of the completion of the Combination, the Board of Directors of Munksjö and Ahlstrom approved on 7 November 2016 a merger plan, which was registered with the Trade Register of the Finnish Patent and Registration Office on 7 November 2016. Pursuant to the merger plan, Ahlstrom shall be merged into Munksjö through an absorption merger, so that all assets and liabilities of Ahlstrom shall be transferred without a liquidation procedure to Munksjö in a manner described in more detail in the merger plan.

The Board of Directors of Munksjö proposes that the Extraordinary General Meeting resolves on the merger of Ahlstrom into Munksjö in accordance with the merger plan and approves the merger plan. The amendments to Munksjö’s Articles of Association, as set out in the merger plan and below, will be approved as a part of the merger.

Section 1, the first sentence of Section 2, Section 4 and Section 6 of the Articles of Association of Munksjö are proposed to be amended to read as follows:

“1 § The name of the Company is Ahlstrom-Munksjö Oyj. The domicile of the Company is Helsinki.”;

“2 § The Company’s field of business is to engage in the manufacture, converting and sale of fiber-based solutions and products and in other related or supporting activities.”;

“4 § The Board of Directors of the Company shall comprise a minimum of four (4) and a maximum of twelve (12) ordinary members.”; and

“6 § The Company shall have one (1) auditor, which shall be an audit firm authorised by the Finnish Patent and Registration Office.”

The shareholders of Ahlstrom shall receive as merger consideration 0.9738 new shares of Munksjö for each share owned in Ahlstrom, that is, the merger consideration shall be issued to the shareholders of Ahlstrom in proportion to their existing shareholding with a ratio of 0.9738:1. In case the number of shares received by a shareholder of Ahlstrom as merger consideration would be a fractional number, the fractions shall be rounded down to the nearest whole number. Fractional entitlements to new shares of Munksjö shall be aggregated and sold in the market and the proceeds will be distributed pro rata to Ahlstrom’s shareholders being entitled to receive fractional entitlements. Any costs related to the sale and distribution of fractional entitlements shall be borne by Munksjö.

Based on the number of issued and outstanding shares in Ahlstrom on the date of this notice, a total of 45,376,992 new shares in Munksjö would be issued to shareholders of Ahlstrom as merger consideration.

6 b)	Resolution on the number of members of the Board of Directors

The Board of Directors of Munksjö, after consultation with the Shareholders’ Nomination Boards of Munksjö and Ahlstrom, proposes that the number of members of the Board of Directors shall be eleven (11).

6 c)	Resolution on the remuneration of members of the Board of Directors

The Board of Directors of Munksjö, after consultation with the Shareholders’ Nomination Boards of Munksjö and Ahlstrom, proposes that the members of the Board of Directors of Munksjö to be elected for a term of office commencing on the date of registration of the execution of the merger and expiring at the end of the first Annual General Meeting of Munksjö following the date of registration of the execution of the merger be paid the following remuneration: to the Chairman of the Board of Directors EUR 80,000 per year; to the Vice Chairman of the Board of Directors EUR 50,000 per year and EUR 40,000 per year for the other members of the Board of Directors. The Chairman of the Audit Committee shall receive EUR 12,000 per year and the ordinary members of the Audit Committee EUR 6,000 per year each. The Chairman of the Remuneration Committee shall receive EUR 6,000 per year and the ordinary members of the Remuneration Committee EUR 3,000 per year each.

Travel expenses are proposed to be reimbursed in accordance with the Company’s travel policy.

The annual remuneration of the members elected hereunder shall be paid in proportion to the length of their term of office.

6 d)	Election of members of the Board of Directors

The Board of Directors of Munksjö, after consultation with the Shareholders’ Nomination Boards of Munksjö and Ahlstrom, proposes that Peter Seligson, Elisabet Salander Björklund, Sebastian Bondestam, Alexander Ehrnrooth, Hannele Jakosuo-Jansson, Mats Lindstrand and Anna Ohlsson-Leijon, current members of the Board of Directors of Munksjö, be conditionally elected to continue to serve on the Board of

Directors of Munksjö and that Hans Sohlström, Jan Inborr, Johannes Gullichsen and Harri-Pekka Kaukonen, current members of the Board of Directors of Ahlstrom, be conditionally elected as members of the Board of Directors of Munksjö for the term commencing on the date of registration of the execution of the merger and expiring at the end of the next Annual General Meeting of Munksjö following the date of registration of the execution of the merger.

All the nominees are considered independent of the Company and of the significant shareholders of the Company, except for Alexander Ehrnrooth, Peter Seligson and Hans Sohlström. The nominees have given their consent to the election. The nominees have indicated that if elected they will elect Hans Sohlström as the Chairman of the Board of Directors and Peter Seligson and Elisabet Salander Björklund as the Vice Chairmen of the Board of Directors. CVs of the proposed Board members are available on the Company’s website at www.munksjo.com/egm.

6 e)	Authorisation of the Board of Directors to resolve on the payment of funds from the reserve for invested unrestricted equity

The Board of Directors proposes that the Extraordinary General Meeting authorises the Board of Directors of Munksjö to resolve, based on the audited financial statements of the Company for 2015, by one or several resolutions, on an extra payment of funds from the Company’s reserve for invested unrestricted equity as return of equity in the total amount of maximum EUR 0.45 per each outstanding share in the Company (representing a maximum total amount of approximately EUR 22,842,711 after excluding the treasury shares held by the Company after excluding any treasury shares held by the Company) to the shareholders of Munksjö prior to the completion of the Combination. The return of equity shall be paid prior to the registration of the execution of the merger. The authorization shall be valid until the close of the next Annual General Meeting of Munksjö.

7	Closing of the meeting

B.	Documents of the Extraordinary General Meeting

The aforesaid proposals of the Board of Directors relating to the agenda of the Extraordinary General Meeting as well as this notice are available on the Company’s website at www.munksjo.com/egm. Other documents, which according to the Companies Act shall be kept available for the shareholders, will be available on the above-mentioned website as from 11 December 2016, at the latest.

The proposals of the Board of Directors and the other documents mentioned above are also available at the meeting. Copies of these documents will be sent to shareholders upon request. The minutes of the meeting will be available on the above-mentioned website as from 25 January 2017, at the latest.

C.	Instructions for participants in the Extraordinary General Meeting

1.	The right to participate and registration

Each shareholder, who is registered on 29 December 2016 in the shareholders’ register of the Company held by Euroclear Finland Ltd., has the right to participate in the Extraordinary General Meeting. A shareholder whose shares are registered on his/her personal Finnish book-entry account is registered in the shareholders’ register of the Company.

A shareholder, who wishes to participate in the Extraordinary General Meeting, shall register for the meeting by giving prior notice of participation on 5 January 2017 at 4:00 p.m. (EET) at the latest.

Such notice can be given:

–	on the Company’s website www.munksjo.com/egm,

–	by email to yhtiokokous@munksjo.com,

–	by mail to Munksjö, EGM, Eteläesplanadi 14, 00130 Helsinki, Finland, or

–	by phone during office hours from 10:00 a.m. to 4:00 p.m. (EET) to +46 (0)10 250 10 54

In connection with the registration, a shareholder shall state his/her name, personal identification number, address, telephone number and the name of a possible assistant or proxy representative and the personal identification number of such proxy representative. The personal data given to Munksjö is used only in connection with the Extraordinary General Meeting and with the processing of related registrations.

Pursuant to Chapter 5, Section 25 of the Companies Act, a shareholder who is present at the Extraordinary General Meeting has the right to request information with respect to the matters to be considered at the meeting.

2.	Proxy representative and powers of attorney

A shareholder may participate in the Extraordinary General Meeting and exercise his/her rights at the meeting also by way of proxy representation. A proxy representative shall produce a dated proxy document or otherwise in a reliable manner demonstrate his/her right to represent the shareholder at the Extraordinary General Meeting. When a shareholder participates in the Extraordinary General Meeting by means of several proxy representatives representing the shareholder with shares at different book-entry accounts, the shares by which each proxy representative represents the shareholder shall be identified in connection with the registration for the general meeting.

Possible proxy documents should be delivered to the address above before the last date of registration. A template for a proxy is available at the Company’s website mentioned above.

3.	Holders of nominee registered shares

A holder of nominee registered shares has the right to participate in the Extraordinary General Meeting by virtue of such shares, based on which he/she on the record date of the Extraordinary General Meeting, on 29 December 2016 would be entitled to be registered in the shareholders’ register of the Company held by Euroclear Finland Ltd. The right to participate in the Extraordinary General Meeting requires, in addition, that the shareholder on the basis of such shares has been registered into the temporary shareholders’ register held by Euroclear Finland Ltd. at the latest by 5 January 2017 by 10:00 a.m. (EET). As regards nominee registered shares this constitutes due registration for the Extraordinary General Meeting.

A holder of nominee registered shares is advised to request without delay necessary instructions regarding the registration in the temporary shareholders’ register of the Company, the issuing of proxy documents and registration for the Extraordinary General Meeting from his/her custodian bank. The account management organization of the custodian bank has to register a holder of nominee registered shares, who wants to participate in the Extraordinary General Meeting, into the temporary shareholders’ register of the Company at the latest by the time stated above.

Further information on these matters can also be found on the Company’s website mentioned above.

4.	Participation in the Extraordinary General Meeting for shareholder whose shares are registered in Euroclear Sweden AB

A shareholder, whose shares are registered in the register of the Company’s shareholders maintained by Euroclear Sweden AB, shall, to fulfill the requirements to attend the Extraordinary General Meeting note the following:

(i)	the shareholder has to be entered in the register of the Company’s shareholders maintained by Euroclear Sweden AB on 29 December 2016, at the latest, and

(ii)	the shareholder must contact Euroclear Sweden AB and request temporary registration in the shareholders’ register of the Company held by Euroclear Finland Ltd. Such request shall be submitted to Euroclear Sweden AB on a designated form available on the Company’s website www.munksjo.com/egm. The request must be received by Euroclear Sweden AB on 29 December 2016, at the latest.

A shareholder whose shares are nominee registered in the register of the Company’s shareholders maintained by Euroclear Sweden AB, shall, in order to fulfill the requirement (i) above temporarily register his/her shares under his/her name in the register. A shareholder who wishes such temporary registration must contact his/her custodian bank well in advance before 29 December 2016 and ask the custodian bank to temporarily register the shareholder in the register of the Company’s shareholders maintained by Euroclear Sweden AB.

5.	Other instructions and information

On the date of this notice to the Extraordinary General Meeting, 14 November 2016, the total number of shares in Munksjö amounts to 51,061,581 and said shares have 51,061,581 votes in total.

Stockholm, 14 November 2016

MUNKSJÖ OYJ

The Board of Directors

Notice to Shareholders in the United States

The new shares in Munksjö have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or under any of the applicable securities laws of any state or other jurisdiction of the United States. The new shares in Munksjö may not be offered or sold, directly or indirectly, in or into the United States (as defined in Regulation S under the Securities Act), unless registered under the Securities Act or pursuant to an exemption from the registration requirements of the Securities Act and in compliance with any applicable state securities laws of the United States. The new shares in Munksjö will be offered in the United States in reliance upon the exemption from the registration requirements of the Securities Act provided by Rule 802 thereunder.

Munksjö and Ahlstrom are Finnish companies. Information distributed in connection with the Combination and the related shareholder votes is subject to disclosure requirements of Finland, which are different from those of the United States. The financial information included in this notice has been prepared in accordance with accounting standards in Finland, which may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for Ahlstrom’s shareholders to enforce their rights and any claim they may have arising under the federal securities laws, since Munksjö and Ahlstrom are located in non-U.S. jurisdictions, and all of their officers and directors are residents of non-U.S. jurisdictions. Ahlstrom’s shareholders may not be able to sue Munksjö or Ahlstrom or their officers or directors in a court in Finland for violations of the U.S. securities laws. It may be difficult to compel Munksjö and Ahlstrom and their affiliates to subject themselves to a U.S. court’s judgment.

Ahlstrom’s shareholders should be aware that Munksjö may purchase Ahlstrom’s securities otherwise than under the Combination, such as in open market or privately negotiated purchases at any time during the pendency of the proposed offer.